Exhibit 99.1

JD.com Announces Second Quarter 2017 Results

Beijing, China—August 14, 2017—JD.com, Inc. (NASDAQ: JD), China’s largest retailer, today announced its unaudited financial results for the quarter ended June 30, 2017.

As of June 30, 2017, JD Finance has been deconsolidated from the company as a result of the reorganization, principal terms of which were previously announced. Accordingly, JD Finance’s historical financial results for periods prior to July 1, 2017 are reflected in the company’s consolidated financial statements as discontinued operations.

Second Quarter 2017 Highlights for Continuing Operations

•                                          Net revenues1 for the second quarter of 2017 were RMB93.2 billion (US$213.7 billion), an increase of 43.6% from the second quarter of 2016.

•                                          Net loss from continuing operations attributable to ordinary shareholders for the second quarter of 2017 was RMB287.0 million (US$42.3 million), compared to net income from continuing operations attributable to ordinary shareholders of RMB127.6 million for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders3 for the second quarter of 2017 was RMB976.5 million (US$144.1 million), as compared to RMB612.6 million in the second quarter of 2016.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS from continuing operations for the second quarter of 2017 was RMB0.20 (US$0.03), compared to diluted net income per ADS from continuing operations of RMB0.09 for the second quarter of 2016. Non-GAAP diluted net income per ADS from continuing operations for the second quarter of 2017 was RMB0.67 (US$0.10), as compared to RMB0.44 in the second quarter of 2016.

•                                          Operating cash flow from continuing operations for the twelve months ended June 30, 2017 increased to RMB26.6 billion (US$3.9 billion) from RMB4.1 billion for the twelve months ended June 30, 2016. Free cash flow4 from continuing operations, which excludes the impact from JD Baitiao included in the operating cash flow, for the twelve months ended June 30, 2017 increased by 214% to RMB28.9 billion (US$4.3 billion), compared to RMB9.2 billion for the twelve months ended June 30, 2016.

1  The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

2  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2017, which was RMB6.7793 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

3  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders, and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4  Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back the impact from JD Baitiao included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

•                                          GMV for the second quarter of 2017 increased by 46% to RMB234.8 billion (US$34.6 billion) from RMB160.4 billion in the second quarter of 2016.

•                                          Annual active customer accounts increased by 37% to 258.3 million in the twelve months ended June 30, 2017 from 188.1 million in the twelve months ended June 30, 2016.

•                                          Fulfilled orders in the second quarter of 2017 were 591.2 million, an increase of 41% from 418.9 million in the same period in 2016. Fulfilled orders placed through mobile accounted for approximately 80% of total orders fulfilled in the second quarter of 2017, an increase of 42% compared to the same period in 2016.

“JD’s growing strength as China’s largest retailer continues to position us to capture new and expanding market opportunities,” said Richard Liu, Chairman and CEO of JD.com. “As we broaden our range of offerings, including a rapidly growing roster of top international brands, our customer base continues to expand, with female shoppers becoming an increasingly active user base. Looking forward, as JD’s smart technologies and big data help us revolutionize the online shopping experience, our ‘retail as a service’ initiative will further extend the capabilities of our platform to partners throughout China.”

“We are very pleased to see another quarter of robust top line growth and exceptional free cash flow,” said Sidney Huang, JD.com’s Chief Financial Officer. “In the quarters ahead, we will continue to prioritize investment in our technology-focused initiatives, which are already redefining China’s retail landscape.”

Recent Business Developments

•                                          During the second quarter, JD further expanded its product offerings through cooperation with multiple international brands, including Swiss luxury watch brand Zenith, Austrian brand Swarovski, leading Italian furniture designer Kartell, world-leading producer of ophthalmic lenses Essilor, as well as Casio, MAMMUT, Juicy Couture and Armani. In June, French luxury haircare brand Rene Furterer opened its flagship store on JD. Petit Bateau, a more than one hundred year-old French clothing brand for children and Merida, a Taiwan-based brand of professional bicycles, also joined the platform in July.

•                                          In July, JD and Walmart expanded their cooperation to further integrate their platforms and customer resources in China. Coinciding with the launch of the first Walmart-JD Omni-channel Shopping Festival on August 8, the new initiatives aim to offer shoppers throughout China faster and more convenient access to high-quality products through multiple channels. Walmart China and Sam’s Club US also launched flagship stores on JD.com and JD Worldwide, respectively, during the quarter.

•                                          In April, JD Worldwide launched its JD (x) program to partner with leading global fashion brands such as Chiara Ferragni, Jay Ahr, Haculla, and McQ to design clothing lines that combine premium quality and unique fashion tailored towards JD customers. JD will continue to add internationally known brands to join the JD (x) program to further expand the range of unique and exciting fashion products available to Chinese consumers.

•                                          In June, JD and Farfetch announced a strategic partnership for luxury e-commerce in China. The partnership leverages JD’s unparalleled logistics, Internet finance and technology capabilities, and social media resources, with Farfetch’s leadership in global luxury, to offer Chinese consumers a seamless brand experience.

•                                          In August, JD and Baidu launched a strategic partnership leveraging both companies’ powerful data resources, user bases and AI algorithm technology to give consumers and advertisers a more tailored and rewarding e-commerce experience. As part of the partnership, Mobile Baidu, Baidu’s flagship mobile search app, will provide JD with level-one access points to the hundreds of millions of mobile Baidu users in China.

•                                          In August, JD cooperated with Wyeth Illuminate to launch a quality tracking system. Leveraging JD’s blockchain technology, Wyeth will implement end-to-end processing quality tracking to ensure the safety of products for mothers and infants. Comprehensive information regarding the origin, procurement, processing, inventory, selling and distribution of Wyeth products will be made available to consumers on JD.com and other Wyeth channels.

•                                          In the second quarter, JD continued to make progress building out China’s leading logistics network. A new service, JD Luxury Express, launched during the quarter to provide personalized service for high-end and specialty products. JD also announced a new partnership with China Eastern Airlines featuring a multi-faceted cooperation across logistics, branding, cross-membership promotions and cloud services. In July, JD signed a strategic MOU with Japan’s Yamato Group, one of Asia’s leading logistics companies, to assist the company’s efforts in building a world-class cold chain logistics network in China.

•                                          As of July 31, 2017, JD.com’s joint venture, New Dada, had partnered with 135 Walmart stores and 224 Yonghui stores, as well as tens of thousands of other offline stores, to provide consumers a premium online fresh grocery shopping experience with one-hour home delivery. New Dada is China’s largest crowdsourcing logistics provider and O2O grocery platform.

•                                          During the second quarter, JD.com expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of June 30, 2017, JD.com operated 335 warehouses covering an aggregate gross floor area of approximately 7.1 million square meters in China.

•                                          JD.com had approximately 130,000 merchants on its online marketplace, and a total of 125,835 full-time employees, excluding JD Finance, as of June 30, 2017.

Second Quarter 2017 Financial Results

GMV and Net Revenues.  GMV from the online direct sales business was RMB136.6 billion in the second quarter of 2017, up 44% from the second quarter of 2016. GMV from the online marketplace business was RMB98.2 billion in the second quarter of 2017, an increase of 50% from the second quarter of 2016. GMV from electronics and home appliance products was RMB115.2 billion in the second quarter of 2017, an increase of 39% from the second quarter of 2016, while GMV from general merchandise and others was RMB119.6 billion in the second quarter of 2017, an increase of 55% from the second quarter of 2016, and contributed 51% of total GMV, up from 48% in the second quarter of 2016.

For the second quarter of 2017, JD.com reported net revenues of RMB93.2 billion (US$13.7 billion), representing a 44% increase from the same period in 2016. Net revenues from online direct sales increased by 43%, while net revenues from services and others increased by 52% in the second quarter of 2017, as compared to the second quarter of 2016.

Cost of Revenues.  Cost of revenues increased by 44% to RMB80.6 billion (US$11.9 billion) in the second quarter of 2017 from RMB56.1 billion in the second quarter of 2016. This increase was primarily due to the growth of the company’s online direct sales business, the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as the increased cost related to the logistics services provided to merchants and other third parties.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 39% to RMB6.4 billion (US$0.9 billion) in the second quarter of 2017 from RMB4.6 billion in the second quarter of 2016. Fulfillment expenses as a percentage of net revenues decreased to 6.8% from 7.1% in the same period last year.

Marketing Expenses.  Marketing expenses increased by 63% to RMB4.1 billion (US$0.6 billion) in the second quarter of 2017 from RMB2.5 billion in the second quarter of 2016.

Technology and Content Expenses.  Technology and content expenses increased by 39% to RMB1.5 billion (US$0.2 billion) in the second quarter of 2017 from RMB1.1 billion in the second quarter of 2016.

General and Administrative Expenses.  General and administrative expenses increased by 33% to RMB1.0 billion (US$0.2 billion) in the second quarter of 2017 from RMB0.8 billion in the second quarter of 2016.

Loss from operations and Non-GAAP income from operations5.  Operating loss from continuing operations for the second quarter of 2017 was RMB403.0 million (US$59.4 million), compared to RMB157.7 million for the same period last year. Non-GAAP operating income from continuing operations for the second quarter of 2017 was RMB581.9 million (US$85.8 million) with a non-GAAP operating margin of 0.6%, as compared to RMB523.6 million in the second quarter of 2016.

Non-GAAP EBITDA6 from continuing operations for the second quarter of 2017 totaled RMB1.1 billion (US$0.2 billion) with a non-GAAP EBITDA margin of 1.2%, as compared to RMB1.0 billion with a non-GAAP EBITDA margin of 1.5% for the second quarter of 2016.

Share of results of equity investees.  Share of results of equity investees from continuing operations for the second quarter of 2017 was a loss of RMB372.6 million (US$55.0 million), compared to RMB1,080.8 million in the second quarter of 2016.

Net income/(loss) attributable to ordinary shareholders and Non-GAAP Net income attributable to ordinary shareholders.  Net loss from continuing operations attributable to ordinary shareholders for the second quarter of 2017 was RMB287.0 million (US$42.3 million), compared to net income from continuing operations attributable to ordinary shareholders of RMB127.6 million for the same period last year. Non-GAAP net income from operations attributable to ordinary shareholders for the second quarter of 2017 was RMB976.5 million (US$144.1 million), as compared to RMB612.6 million in the second quarter of 2016.

5  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

6  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net loss per ADS from continuing operations for the second quarter of 2017 was RMB0.20 (US$0.03), compared to diluted net income per ADS from continuing operations of RMB0.09 for the second quarter of 2016. Non-GAAP diluted net income per ADS from continuing operations for the second quarter of 2017 was RMB0.67 (US$0.10) as compared to RMB0.44 in the second quarter of 2016.

Cash Flow and Working Capital

As of June 30, 2017, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB46.1 billion (US$6.8 billion). For the second quarter of 2017, free cash flow from continuing operations of the company was as follows:

	For the three months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	USD
	(In thousands)
Net cash provided by operating activities from continuing operations	5,187,366	17,863,075	2,634,944
Add: Impact from JD Baitiao included in the operating cash flow	4,473,323	3,748,681	552,960
Less: Capital expenditures	(1,025,018)	(1,305,148)	(192,520)
Free cash flow	8,635,671	20,306,608	2,995,384

Net cash used in investing activities from continuing operations was RMB16.4 billion (US$2.4 billion) for the second quarter of 2017, consisting primarily of increases in short-term investments of RMB8.0 billion, increases in financial support to JD Finance of RMB4.5 billion, increases in investment in equity investees and investment securities of RMB2.9 billion, cash paid for capital expenditures of RMB1.3 billion, and partially offset by JD Finance reorganization related net cash consideration of RMB1.9 billion received by the company’s PRC subsidiary.

As of June 30, 2017, the majority of the cash consideration related to JD Finance reorganization to be received by the company’s overseas subsidiary was held in JD Finance’s escrow account pending standard administrative filing procedures regarding cross-border payment imposed by State Administration of Foreign Exchange and approximately RMB2.5 billion remained receivable. Although the company obtained control of the escrow account as of June 30, 2017, the cash consideration hasn’t been transferred into the company’s general bank account yet. Therefore, these cash and receivable were recorded as amount due from related parties in the consolidated balance sheet, and thus do not have an impact on cash flow for the quarter.

Net cash provided by financing activities from continuing operations was RMB8.2 billion (US$1.2 billion) for the second quarter of 2017, consisting primarily of net proceeds from nonrecourse securitization debt.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Recent Developments

JD Finance Reorganization

As of June 30, 2017, JD Finance has been deconsolidated from JD.com as a result of the reorganization, principal terms of which were previously announced. As JD.com and JD Finance are under the common control of Mr. Richard Liu, JD.com’s Chairman of the Board and Chief Executive Officer, the gain of RMB14.2 billion (US$2.1 billion) from the disposal of JD Finance through a common control transaction was recorded in equity account as additional paid-in capital in the second quarter of 2017. The gain represents the excess of cash consideration, net of taxes, over the net carrying value of the disposed equity stake in JD Finance. JD Finance’s historical financial results are reflected in the company’s consolidated financial statements as discontinued operations.

JD Logistics Cost Reclassification

In April 2017, the company established JD Logistics, a new business group under JD.com, which leverages the company’s advanced technology and logistics expertise to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to merchants and other third parties are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to the current period financial statement presentation were RMB2.6 billion for the year ended December 31, 2016 and RMB0.7 billion for the three months ended March 31, 2017, respectively.

The following unaudited selected financial data of continuing operations of prior periods are presented to reflect the results of the above stated JD Finance deconsolidation and JD Logistics cost reclassification:

	For the three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	RMB	RMB
	(In thousands)

Net revenues	53,808,159	64,896,935	60,173,725	79,411,128	75,218,187

Operating expenses
Cost of revenues	(46,774,319)	(56,052,282)	(51,537,518)	(68,570,518)	(64,393,726)
Fulfillment	(3,949,853)	(4,605,842)	(4,540,077)	(5,463,919)	(5,150,584)
Marketing	(2,016,454)	(2,494,969)	(2,132,554)	(3,514,709)	(2,799,531)
Technology and content	(928,497)	(1,114,115)	(1,229,353)	(1,180,743)	(1,289,061)
General and administrative	(660,107)	(787,409)	(968,645)	(1,019,717)	(923,962)
Total operating expenses	(54,329,230)	(65,054,617)	(60,408,147)	(79,749,606)	(74,556,864)
Income/(loss) from operations	(521,071)	(157,682)	(234,422)	(338,478)	661,323

Share-based compensation recorded in operating expenses:
Cost of revenues	(2,436)	(4,702)	(4,908)	(5,439)	(3,758)
Fulfillment	(46,747)	(98,398)	(94,195)	(93,043)	(76,971)
Marketing	(13,048)	(27,210)	(23,812)	(23,191)	(20,773)
Technology and content	(67,647)	(135,253)	(134,648)	(132,686)	(116,384)
General and administrative	(225,031)	(268,383)	(299,246)	(361,409)	(318,302)

Amortization of intangible assets resulting from assets and business acquisitions recorded in operating expenses:
Fulfillment	(1,614)	(7,325)	(41,846)	(41,846)	(41,544)
Marketing	(302,932)	(303,764)	(307,759)	(307,759)	(301,101)
Technology and content	(503)	(3,822)	(20,923)	(20,661)	(20,661)
General and administrative	(44,951)	(48,444)	(77,314)	(77,314)	(76,326)

Third Quarter 2017 Guidance

Net revenues for the third quarter of 2017 are expected to be between RMB81.8 billion and RMB84.2 billion, representing a growth rate between 36% and 40% compared with the third quarter of 2016, excluding the impact from JD Finance for both 2017 and 2016 periods. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on August 14, 2017 (7:30 pm Beijing/Hong Kong Time on August 14, 2017) to discuss the second quarter 2017 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	64366784

A replay of the conference call may be accessed by phone at the following numbers until August 22, 2017:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	64366784

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com is both the largest e-commerce company in China, and the largest Chinese retailer, by revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of June 30, 2017, JD.com operated 7 fulfillment centers and 335 warehouses covering 2,691 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of business, income from non-compete agreement, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back the impact from JD Baitiao included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

VP, International Corporate Affairs

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	15,567,036	27,854,975	4,108,828
Restricted cash	2,293,640	5,458,119	805,115
Short-term investments	6,548,001	12,739,796	1,879,220
Accounts receivable, net (including JD Baitiao of RMB14.8 billion and RMB18.7 billion as of December 31, 2016 and June 30, 2017, respectively)(1)	16,141,007	19,790,932	2,919,318
Advance to suppliers	257,117	613,413	90,483
Inventories, net	28,909,425	31,149,391	4,594,780
Prepayments and other current assets	5,987,103	8,124,495	1,198,427
Amount due from related parties	9,074,275	25,211,369	3,718,875
Assets held for sale	22,154,494	—	—
Total current assets	106,932,098	130,942,490	19,315,046
Non-current assets
Property, equipment and software, net	7,023,409	8,609,000	1,269,895
Construction in progress	1,992,123	2,170,190	320,120
Intangible assets, net	8,310,657	7,437,837	1,097,139
Land use rights, net	2,447,511	2,470,497	364,418
Goodwill	6,527,019	6,533,920	963,805
Investment in equity investees	14,628,786	16,798,460	2,477,905
Investment securities	1,059,632	1,073,408	158,336
Other non-current assets (including JD Baitiao of RMB0.8 billion and RMB1.1 billion as of December 31, 2016 and June 30, 2017, respectively)(1)	2,223,672	2,739,002	404,024
Amount due from related parties	1,896,200	1,896,200	279,704
Assets held for sale	7,332,411	—	—
Total non-current assets	53,441,420	49,728,514	7,335,346
Total assets	160,373,518	180,671,004	26,650,392

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	1,878,286	1,493,718	220,335
Nonrecourse securitization debt(1)	9,231,101	10,687,379	1,576,472
Accounts payable	46,035,884	67,477,573	9,953,472
Advances from customers	11,466,334	14,826,076	2,186,963
Deferred revenues	1,138,426	1,373,388	202,586
Taxes payable	565,288	1,224,081	180,562
Amount due to related parties	154,924	151,011	22,275
Accrued expenses and other current liabilities	10,512,590	12,296,829	1,813,879
Liabilities held for sale	23,757,403	—	—
Total current liabilities	104,740,236	109,530,055	16,156,544
Non-current liabilities
Deferred revenues	2,104,461	1,687,375	248,901
Nonrecourse securitization debt(1)	2,318,389	10,855,286	1,601,240
Unsecured senior notes	6,831,012	6,677,568	984,994
Deferred tax liabilities	907,356	876,290	129,260
Other non-current liabilities	440,670	389,996	57,527
Liabilities held for sale	1,811,611	—	—
Total non-current liabilities	14,413,499	20,486,515	3,021,922
Total liabilities	119,153,735	130,016,570	19,178,466

Redeemable non-controlling interests held for sale	7,056,921	—	—

SHAREHOLDERS’ EQUITY
Total JD.com Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,846,569 shares outstanding as of June 30, 2017)	33,892,900	50,354,660	7,427,707
Non-controlling interests	269,962	299,774	44,219
Total shareholders’ equity	34,162,862	50,654,434	7,471,926
Total liabilities, redeemable non-controlling interests and shareholders’ equity	160,373,518	180,671,004	26,650,392

(1) Due to certain existing contractual arrangement, the company will remain as the legal owner of the existing consumer credit (known as JD Baitiao) receivables, while JD Finance will continue to perform the credit risk assessment services for the individuals and purchase the over-due receivables from the company at carrying value to absorb the risks and obtain the rewards from JD Baitiao business. The company will also facilitate JD Finance in various asset-backed securitization (“ABS”) to raise fund to support the JD Baitiao business. JD Finance will act as the servicer of the ABS and will also subscribe to the subordinate tranche. Due to the company’s continuing involvement right in ABS under the current arrangement and the transfer restriction imposed on JD Finance for the subordinate tranche in ABS, the company cannot derecognize the Baitiao receivables through ABS under U.S. GAAP. As a result, the Baitiao receivables and related nonrecourse securitization debt will remain on the company’s consolidated financial statements until alternative arrangements are established.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
Net revenues
Online direct sales	59,752,504	85,386,013	12,595,108
Services and others	5,144,431	7,815,962	1,152,916
Total net revenues	64,896,935	93,201,975	13,748,024

Operating expenses(2)(3)
Cost of revenues	(56,052,282)	(80,554,156)	(11,882,371)
Fulfillment	(4,605,842)	(6,380,658)	(941,197)
Marketing	(2,494,969)	(4,075,143)	(601,116)
Technology and content	(1,114,115)	(1,546,390)	(228,105)
General and administrative	(787,409)	(1,048,612)	(154,679)
Total operating expenses	(65,054,617)	(93,604,959)	(13,807,468)
Loss from operations	(157,682)	(402,984)	(59,444)
Other income/(expenses)
Share of results of equity investees	(1,080,820)	(372,648)	(54,969)
Interest and others, net	1,401,058	448,241	66,119
Income/(loss) before tax	162,556	(327,391)	(48,294)
Income tax (expenses)/benefits	(43,628)	16,267	2,400
Net income/(loss) from continuing operations	118,928	(311,124)	(45,894)
Net loss from discontinued operations, net of tax	(251,014)	(70,199)	(10,355)
Net loss	(132,086)	(381,323)	(56,249)
Net loss from continuing operations attributable to non-controlling interests shareholders	(8,631)	(24,112)	(3,557)
Net loss from discontinued operations attributable to non-controlling interests shareholders	(2,369)	(2,717)	(401)
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	131,223	141,882	20,929
Net income/(loss) from continuing operations attributable to ordinary shareholders	127,559	(287,012)	(42,337)
Net loss from discontinued operations attributable to ordinary shareholders	(379,868)	(209,364)	(30,883)
Net loss attributable to ordinary shareholders	(252,309)	(496,376)	(73,220)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(4,702)	(5,558)	(820)
Fulfillment	(98,398)	(119,567)	(17,637)
Marketing	(27,210)	(38,689)	(5,707)
Technology and content	(135,253)	(176,344)	(26,012)
General and administrative	(268,383)	(407,070)	(60,046)
(3) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(7,325)	(40,673)	(6,000)
Marketing	(303,764)	(304,430)	(44,906)
Technology and content	(3,822)	(20,661)	(3,048)
General and administrative	(48,444)	(76,820)	(11,332)

Net income/(loss) per share:
Basic
Continuing operations	0.05	(0.10)	(0.01)
Discontinued operations	(0.14)	(0.07)	(0.01)
Net loss per share	(0.09)	(0.17)	(0.03)
Diluted
Continuing operations	0.05	(0.10)	(0.01)
Discontinued operations	(0.14)	(0.07)	(0.01)
Net loss per share	(0.09)	(0.17)	(0.03)

Net income/(loss) per ADS:
Basic
Continuing operations	0.09	(0.20)	(0.03)
Discontinued operations	(0.27)	(0.15)	(0.02)
Net loss per ADS	(0.18)	(0.35)	(0.05)
Diluted
Continuing operations	0.09	(0.20)	(0.03)
Discontinued operations	(0.27)	(0.15)	(0.02)
Net loss per ADS	(0.18)	(0.35)	(0.05)

JD.com, Inc.

Non-GAAP Net Income Per ADS from Continuing Operations

(In thousands, except per share data)

	For the three months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

Non-GAAP net income from continuing operations attributable to ordinary shareholders	612,589	976,545	144,050

Weighted average number of shares:
Basic	2,763,103	2,845,374	2,845,374
Diluted	2,793,940	2,845,374	2,845,374
Diluted (Non-GAAP)	2,793,940	2,908,746	2,908,746

Non-GAAP net income from continuing operations per ADS(4):
Basic	0.44	0.69	0.10
Diluted	0.44	0.67	0.10

(4) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

Net cash provided by continuing operating activities	5,187,366	17,863,075	2,634,944
Net cash used in discontinued operating activities	(3,000,088)	(1,068,979)	(157,683)
Net cash provided by operating activities	2,187,278	16,794,096	2,477,261
Net cash used in continuing investing activities	(9,465,143)	(16,414,109)	(2,421,210)
Net cash used in discontinued investing activities	(1,732,403)	(12,625,248)	(1,862,323)
Net cash used in investing activities	(11,197,546)	(29,039,357)	(4,283,533)
Net cash provided by continuing financing activities	8,763,125	8,210,989	1,211,185
Net cash provided by discontinued financing activities	5,128,313	8,381,910	1,236,398
Net cash provided by financing activities	13,891,438	16,592,899	2,447,583
Effect of exchange rate changes on cash and cash equivalents	445,473	(116,855)	(17,237)
Net increase in cash and cash equivalents	5,326,643	4,230,783	624,074
Cash and cash equivalents at beginning of period	31,054,994	23,624,192	3,484,754
Cash and cash equivalents at end of period	36,381,637	27,854,975	4,108,828
Less: Cash and cash equivalents of held for sale	(4,241,956)	—	—
Cash and cash equivalents of continuing operations at end of period	32,139,681	27,854,975	4,108,828

Net cash provided by operating activities from continuing operations	5,187,366	17,863,075	2,634,944
Add: Impact from JD Baitiao included in the operating cash flow	4,473,323	3,748,681	552,960
Less: Capital expenditures	(1,025,018)	(1,305,148)	(192,520)
Free cash flow	8,635,671	20,306,608	2,995,384

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017

Free cash flow - trailing twelve months (“TTM”) (in RMB billions)	4.4	9.2	15.0	13.5	17.3	28.9
Inventory turnover(5) — TTM	36.8	38.0	37.3	37.6	36.7	36.3
Accounts payable turnover(6) — TTM	45.7	49.2	51.5	52.0	52.3	56.2
Accounts receivable turnover(7) — TTM	1.3	1.3	1.2	1.3	1.2	1.2
GMV(8) (in RMB billions)	129.3	160.4	158.8	209.7	184.1	234.8
Orders fulfilled(9) (in millions)	342.1	418.9	456.2	558.2	477.1	591.2
Annual active customer accounts(10) (in millions)	169.1	188.1	198.7	226.6	236.5	258.3

(5) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(6) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business.

(7) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(8) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s websites and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by the company or third-party merchants. The company’s calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in the company’s B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered. If the company’s calculation of GMV includes total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned and shipping charges paid by buyers to sellers, and excludes products or services with list prices above RMB100,000 as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 in the aggregate in a single day (similar to the practice of the company’s major industry peer), the company’s GMV for the second quarter of 2017 would have been RMB335.3 billion.

(9) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in the company’s online direct sales business and on the company’s online marketplaces, net of orders returned.

(10) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

Loss from operations from continuing operations	(157,682)	(402,984)	(59,444)
Reversal of: Revenue from business cooperation arrangements with equity investees	(216,021)	(204,968)	(30,234)
Add: Share-based compensation	533,946	747,228	110,222
Add: Amortization of intangible assets resulting from assets and business acquisitions	363,355	442,584	65,286
Non-GAAP income from operations from continuing operations	523,598	581,860	85,830
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	443,752	527,588	77,822
Non-GAAP EBITDA from continuing operations	967,350	1,109,448	163,652

Total net revenues from continuing operations	64,896,935	93,201,975	13,748,024

Non-GAAP operating margin from continuing operations	0.8%	0.6%	0.6%

Non-GAAP EBITDA margin from continuing operations	1.5%	1.2%	1.2%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

Net income/(loss) from continuing operations attributable to ordinary shareholders	127,559	(287,012)	(42,337)
Add: Share-based compensation	533,946	747,228	110,222
Add: Amortization of intangible assets resulting from assets and business acquisitions	363,355	442,584	65,286
Add: Reconciling items on the share of equity method investments(11)	83,248	231,158	34,098
Add: Impairment of goodwill, intangible assets, and investments	961,228	67,963	10,025
Reversal of: Gain on disposal of JD Daojia	(1,227,760)	—	—
Reversal of: Revenue from business cooperation arrangements with equity investees	(216,021)	(204,968)	(30,234)
Reversal of: Income from non-compete agreement	(12,966)	(20,408)	(3,010)
Non-GAAP net income from continuing operations attributable to ordinary shareholders	612,589	976,545	144,050

Total net revenues from continuing operations	64,896,935	93,201,975	13,748,024

Non-GAAP net margin from continuing operations	0.9%	1.0%	1.0%

(11) For the second quarter of 2017, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB24.6 million, amortization of intangible assets resulting from assets and business acquisitions of RMB89.2 million, share of amortization of equity investments’ intangibles not on their books of RMB23.1 million, and net income attributable to mezzanine equity holder of RMB94.3 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.